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Exhibit 12.02

CITIGROUP INC.
CALCULATION OF RATIO OF INCOME TO FIXED CHARGES
INCLUDING PREFERRED STOCK DIVIDENDS

						Nine Months Ended September 30,
	Year ended December 31,
In millions of dollars, except for ratios
	2006(1)(2)	2005(1)(2)	2004(1)(2)	2003(1)(2)	2002(1)(2)(3)	2007	2006(1)(2)
EXCLUDING INTEREST ON DEPOSITS:
Fixed Charges
Interest expense (other than interest on deposits)	$35,682	$23,120	$13,271	$9,942	$12,273	$37,061	$25,587
Interest factor in rent expense	570	516	487	460	445	498	422
Dividends—Preferred Stock	88	98	95	103	126	49	65

Total fixed charges	$36,340	$23,734	$13,853	$10,505	$12,844	$37,608	$26,074

Income
Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes	$29,639	$29,433	$22,736	$25,170	$19,388	$18,749	$22,117
Fixed charges (excluding preferred stock dividends)	36,252	23,636	13,758	10,402	12,718	37,559	26,009

Total income	$65,891	$53,069	$36,494	$35,572	$32,106	$56,308	$48,126

Ratio of income to fixed charges excluding interest on deposits	1.81	2.24	2.63	3.39	2.50	1.50	1.85

INCLUDING INTEREST ON DEPOSITS:
Fixed Charges
Interest expense	$56,943	$36,676	$22,004	$17,184	$21,177	$57,538	$40,725
Interest factor in rent expense	570	516	487	460	445	498	422
Dividends—Preferred Stock	88	98	95	103	126	49	65

Total fixed charges	$57,601	$37,290	$22,586	$17,747	$21,748	$58,085	$41,212

Income
Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes	$29,639	$29,433	$22,736	$25,170	$19,388	$18,749	$22,117
Fixed charges (excluding preferred stock dividends)	57,513	37,192	22,491	17,644	21,622	58,036	41,147

Total income	$87,152	$66,625	$45,227	$42,814	$41,010	$76,785	$63,264

Ratio of income to fixed charges including interest on deposits	1.51	1.79	2.00	2.41	1.89	1.32	1.54

(1)
On December 1, 2005, Citigroup completed the sale of substantially all of Citigroup's Asset Management Business to Legg Mason, Inc. Citigroup reports these businesses separately as discontinued operations in the Company's Consolidated Statement of Income. The calculation of the ratio of income to fixed charges excludes discontinued operations. Prior periods have been restated on a comparable basis.

(2)
On July 1, 2005, Citigroup completed the sale of Citigroup's Travelers Life & Annuity and substantially all of Citigroup's international insurance businesses to MetLife, Inc. Citigroup reports these businesses separately as discontinued operations in the Company's Consolidated Statement of Income.

(3)
On August 20, 2002, Citigroup completed the distribution to its stockholders of a majority portion of its remaining ownership interest in Travelers Property Casualty Corp. (TPC) (an indirect wholly-owned subsidiary of Citigroup on Dec 31, 2001). Following the distribution, Citigroup began reporting TPC separately as discontinued operations in the Company's Consolidated Statement of Income.

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  Exhibit 12.02